Höganäs

SEC Mail Processing
Section

NOV 26 2008

Washington, DC
110

November 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

[redacted]

08006131

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
DEC 09 2008
THOMSON REUTERS

dlw
12/4

Encl. Press Release

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

PRESS RELEASE

Personnel reduction in the Höganäs Group

In order to meet the declining demand on the world market, Höganäs will adapt its production capacity and its organization.

As a result of the capacity adaptations, the Group starts consultations with relevant trade unions concerning personnel reductions affecting approximately 160 employees in Sweden, Belgium, USA, Brazil and China.

The downturn in the automotive market, which has been prevailing in North America over the last couple of years, could be seen also in Europe during spring 2008 and has grown worse during the autumn.

The business slowdown that became apparent after the summer has grown more serious due to the recent financial turbulence and credit restrictions. The demand at the customers of the company has declined. Unfortunately, there are at present no indications of an improvement in the short term. For that reason, the Höganäs Group needs to adapt the manning of its plants to the current market outlook.

From the total number of approximately 160 employees affected, somewhat more than 100 are employed in Sweden. Approximately one third of those are white collar employees, the remainder being blue collar.

This action is estimated to reduce operational expenses by 70 MSEK yearly as from April 2009. The one-time cost of the action is estimated at 50 MSEK and will be booked to operational expenses in the fourth quarter of 2008.

Alrik Danielson, CEO of Höganäs, commented: "After a weak finish to the third quarter we now take action to adapt the production capacity to the declining demand and in order to ensure that we come out stronger from the business slowdown."

Enquiries:

HÖGANÄS AB (publ)

Alrik Danielson	Sven Lindskog
President & Chief Executive Officer	Chief Financial Officer
Tel 042-33 80 00	Tel 042-33 80 00

END

Höganäs, Sweden, 11 November 2008

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2007 the turnover was MSEK 5 838 (5 123) and income before tax MSEK 562 (525). Höganäs is listed on the OMX Nordic Exchange Stockholm's Mid Cap list.
For further information please visit our website www.hoganas.com